Exhibit 99.1

Orckit Signs Agreement for Arrangement with Note Holders

Early Redemption Right of Series A Notes to be Deferred

in Exchange for Lower Conversion Price

Tel-Aviv, Israel – February 15, 2012 – Orckit Communications Ltd. (the "Company") (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that it has reached a written agreement with the respective representatives of the holders of its Series A convertible notes and the holders of its Series B convertible notes with respect to a proposed arrangement under Section 350 of the Israeli Companies Law.

The proposed arrangement contemplates the deferral of the March 2012 early redemption right of the Series A note holders over 26 months, with aggregate payments of $9.8 million in May 2012, $2.6 million in September 2012, $1.4 million in March 2013 and $11.7 million (plus all accrued and unpaid interest) in July 2014. The proposed arrangement would not reduce the total amounts payable to the note holders. In order to encourage note holders to convert their notes, the conversion price of the Series A notes and Series B notes would be decreased to a price below the current market price of the Company's shares for a specified period and to approximately $2.00 per share thereafter.  The proposed arrangement would also give each Series B note holder the right to request early redemption of a portion of its notes, on the same four payment dates for the early redemption of the Series A notes (see details below). To the extent Series A notes are converted, the required payments to the Series A note holders will be reduced in the reverse order of maturity, beginning with the last payment to be made according to the schedule of payments.

In addition, the prevailing market price of the Company's shares at which the Company would be entitled to force the conversion of the Series A and Series B notes would be set at $3.00 per share. Currently, the Company does not have the right to force conversion of Series B notes, and the market price at which the Company is entitled to force conversion of the Series A notes is $30.00 per share. More information about the material provisions of the proposed arrangement, including the required approvals and other conditions precedent to the effectiveness of the arrangement, are summarized below.

Mr. Izhak Tamir, the President of the Company, said: "I am very pleased that the Company has reached an agreement with the representatives of the Company's note holders. The agreement aims to strengthen the Company's balance sheet by reducing short-term debt and long-term debt and increasing shareholders' equity while also recognizing the rights of our note holders.  It is also meant to enable the Company to focus on continuing the momentum of its business and maximizing its potential as a leader in its field."

Background

The Company has outstanding NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.5 million, which bear interest at the rate of 6% per year and are linked to the Israeli CPI. The Series A notes are due in March 2017, but are subject to the right of each holder to request early repayment of all or part of the principal amount of the notes held by it in March 2012, with a penalty of approximately 3% of the indexed principal amount (equal to the last payable interest coupon preceding the early repayment request). The Series A notes are convertible at the election of each holder into the Company’s ordinary shares at a conversion price of $16.90 per share. The Company has the right to force the conversion of the notes at $16.90 per share if the prevailing market price of its ordinary shares is at least $30.00 per share.  Prevailing market price is a price that must be exceeded for any 20 trading days within a period of 30 consecutive trading days.

The Company also has outstanding NIS-denominated Series B convertible notes in the aggregate principal amount of approximately $8.2 million, which bear interest at the rate of 8% per year and are not linked to the Israeli CPI.  The Series B notes are due in December 2017 and are not entitled to early redemption. The Series B notes are convertible at the election of each holder into the Company’s ordinary shares at the conversion price of $2.70 per share. The Company is not entitled to force the conversion of the Series B notes.

Because it was likely that the holders of the Series A notes would request early redemption of their notes in March 2012, in the fourth quarter of 2011, the Company and the representatives of the Series A note holders entered into negotiations with respect to the terms of an arrangement that would encourage the note holders to convert their notes into ordinary shares and would defer the payments to the note holders that request early redemption.  The representatives of the Series B note holders also became part of these negotiations.

Early Redemption of Notes

Under the proposed arrangement, each holder of Series A notes that requests early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series A notes listed below (includes CPI linkage and, unless otherwise specified below, accrued interest except for interest accrued over the previous  five and a half months) and each holder of Series B notes that requests partial early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series B notes listed below (includes accrued interest):

Payment Date	Series A Notes	Series B Notes
May 2012*	$9.8 million (or $9.7 million)**	$441,000 (or $573,000)**
September 29, 2012	$2.6 million (or $2.4 million)**	$191,000 (or $382,000)**
March 29, 2013	$1.4 million	$153,000
July 1, 2014	$11.7 million (or $12.0 million)** plus accrued interest	$204,000
* This is an estimated date.  The precise date will be two business day after the end of the second conversion period set forth in the next section below.

** The amount in parentheses would be due if, by the applicable payment date, less than an aggregate of approximately $3 million of the outstanding principal amount of the Series A notes and Series B notes was converted into the Company’s ordinary shares (not including conversions by the Company's founders, Messrs. Izhak Tamir and Eric Paneth).

Series A note holders that do not elect early redemption of their notes would be entitled to repayment on the original maturity date of their notes in March 2017.

Conversion of Notes into Ordinary Shares

Under the proposed arrangement, the respective conversion prices per share of the Series A notes and the Series B notes into the Company's ordinary shares would be as follows:*

Conversion Period**	Series A Notes	Series B Notes
1 – 10 days	$0.37	$2.70
11 – 35 days	$0.41	$0.49
After 35 days	$2.04	$2.04
________________

 * To comply with the instructions of the Tel Aviv Stock Exchange, the agreement may be amended to provide for only two different conversion prices for each series of notes.

**  Expressed in number of days from the effective date of the proposed arrangement.

In addition, under the proposed arrangement, the Company would be entitled to force conversion of the Series A notes and/or the Series B notes at the then applicable conversion price if the prevailing market price of its ordinary shares is at least $3.00 per share.

Additional Provisions

The agreement also includes the following significant provisions:

The Company will be required to use its best efforts to raise an aggregate amount of $10 million of equity by September 30, 2012. No assurance can be given that the Company will be able to raise funds on reasonable terms or at all.

Messrs. Tamir and Paneth will invest up to an aggregate of $2 million in the Company's equity financings referred to above.  They have agreed to invest at least 20% of each such financing, up to an aggregate amount of $2 million, if the aggregate amount raised from other investors is not less than $7 million.

Mr. Tamir and Mr. Paneth will each provide a subordinated loan to the Company by March 30, 2012 in the amount of $200,000, which will be converted to equity as part of their commitment at the time of the equity financing referred to above.

The monthly salary of each of Mr. Tamir and Mr. Paneth will be reduced by 33% for the period between January 1, 2012 and October 2, 2013.

The Company will reimburse the representatives of the Series A and Series B note holders for the expenses incurred by them in connection with the negotiations and the agreement.

The note holders, the Company and its office holders and the respective representatives of the foregoing will waive any claims against each other related to the period ending on the effective date of the arrangement. However, such waiver (except with respect to vice presidents of the Company or any subsidiary thereof) will expire on October 1, 2012 unless at least one of the following events has occurred by that date: (i) the payments to the Series A and the Series B note holders of the amounts payable to them on October 1, 2012; (ii) an investment in the Company of at least $2 million in consideration for securities of the Company or subordinated loans; or (iii) an investment in the Company of at least $1.75 million in consideration for shares or options of the Company or subordinated loans and the conversion by Messrs. Paneth and Tamir of the Series B notes held by them.

Conditions Precedent

The proposed arrangement is subject to the satisfaction of the following material conditions by April 16, 2012:

•
The Company promptly will deposit cash and/or listed securities equal to an aggregate amount of approximately $10.3 million in a secured trust account held jointly by the trustees of the Series A notes and Series B notes, to ensure the first payment scheduled to be made to the Series A and Series B note holders, if the proposed arrangement comes into effect. If the proposed arrangement does not come into effect because it was not approved by the Company's shareholders, then, after a waiting period of three months, the account will be released to the Series A and Series B note holders, unless the Court rules otherwise.

•
Within specified time frames, the Company will (i) file a request with the Tel Aviv District Court to convene meetings of the Series A note holders, the Series B note holders and the Company's shareholders to approve the proposed arrangement pursuant to Section 350 of the Israeli Companies Law, (ii) convene such meetings and (iii) obtain such approvals.

•	The proposed arrangement is approved by the Tel Aviv Stock Exchange and the Court.

Most of the amounts set forth in the agreement are denominated in New Israeli Shekels ("NIS"). The dollar amounts set forth above have been translated for convenience according to an exchange rate of NIS 3.734 per $1.00, which was the representative rate of exchange published by the Bank of Israel on February 15, 2012.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the proposed arrangement will not be approved by all the applicable stakeholders of the Company, the Court and the Tel Aviv Stock Exchange, that challenges by third parties or other events outside the control of the Company would delay the implementation of the agreement and result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its Annual Report on Form 20-F filed on June 29, 2011 and its Report on Form 6-K dated December 19, 2011. Actual results may materially differ from those set forth in this press release. The Company assumes no obligation to update the information in this press release.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il